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                                             Filed by BioTransplant Incorporated
                                       Pursuant to Rule 425 under the Securities
                                                          Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                   Subject Company: Eligix, Inc.
                                                  Commission File No.: 333-53386

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include, but are not limited to, statements about future financial and operating results, the timing of the closing of the pending merger between BioTransplant Incorporated and Eligix, Inc. and the benefits of this merger. The following important factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of BioTransplant's or Eligix' stockholders to approve the merger; costs related to the merger; the difficulty the market may have in valuing the BioTransplant/Eligix business model; the risk that BioTransplant's and Eligix' businesses will not be integrated successfully; the failure of the combined business to realize anticipated benefits of the merger; BioTransplant's ability to secure the substantial additional funding required for its operations and research and development programs; and other economic, business, competitive and/or regulatory factors affecting BioTransplant's business generally, including those factors set forth in BioTransplant's filings with the Securities and Exchange Commission, including the registration statement on Form S-4 filed by BioTransplant in connection with the merger and BioTransplant's most recent annual report on Form 10-K. BioTransplant is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

BioTransplant has filed a registration statement on Form S-4 (File No. 333-53386), which contains a joint proxy statement/prospectus, in connection with its proposed merger with Eligix, Inc. The joint proxy statement/prospectus was sent to stockholders of BioTransplant on or about April 10, 2001 seeking their approval of the proposed transaction. A free copy of the joint proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at www.sec.gov. BioTransplant stockholders may also obtain the joint proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, telephone (617) 241-5200.

We urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents that BioTransplant has filed and will file with the Securities and Exchange Commission because they contain important information.

BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in BioTransplant's joint proxy statement/prospectus contained in the registration statement filed with the Commission with respect to the proposed merger.

On April 30, 2001, BioTransplant issued the following press release:

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                             BIOTRANSPLANT ADJOURNS
                         SPECIAL MEETING OF STOCKHOLDERS

       - VOTE ON MERGER WITH ELIGIX ADJOURNED UNTIL MAY 2, 2001 TO GARNER
                               NECESSARY QUORUM -

         - BIOTRANSPLANT ALSO ANNOUNCES TERM SHEET RECEIVED FOR EUROPEAN
                       DISTRIBUTION OF ELIGIX PRODUCTS -


CHARLESTOWN, Mass., April 30, 2001 - BioTransplant Incorporated (Nasdaq: BTRN) announced that it has adjourned today's special meeting of stockholders. The meeting, which was adjourned because a quorum was not present, will reconvene on May 2, 2001 at 10:00 a.m., local time at Hale and Dorr LLP, 60 State Street, Boston, Massachusetts.

The special meeting of stockholders is for the purpose of voting on a proposal to approve the issuance of shares of the Company's common stock to security holders of Eligix, Inc., as contemplated by the agreement and plan of merger entered into by BioTransplant and Eligix on December 8, 2000. The Company will keep the polls open for voting on the proposal until votes are taken at the reconvened meeting. Shareholders are encouraged to submit proxies or otherwise vote their shares, to the extent they have not already done so.

BioTransplant also announced today that Eligix received a proposed term sheet from a large publicly-traded health care company for European distribution of its B-Cell HDM product, which is presently CE mark approved, and its other high density microparticle products under development. Execution of the term sheet and any definitive agreement is subject to, among other things, negotiation of the key terms of the distribution arrangement, satisfactory due diligence and approval by each party's board of directors.

Eligix is a privately held biomedical company engaged in the development of cellular transplantation and immune therapies to enhance human immune response to cancers and infectious diseases, reduce the risk of infection and hypersensitivity reactions in blood transfusions and to achieve immune tolerance in organ transplant and autoimmune disorders. The core technologies of Eligix originated as a result of research at Coulter Corporation, in collaboration with physicians at Harvard University's Dana-Farber Cancer Institute, and Johns Hopkins University.

BioTransplant Incorporated utilizes its proprietary technologies under development to re-educate the body's immune responses to allow tolerance of foreign cells, tissues and organs. Based on this technology, the Company is developing a portfolio of products for application in a range of medical conditions, including organ and tissue transplantation, and treatment of cancer and autoimmune diseases, for which current therapies are inadequate. BioTransplant's products under development are intended to induce long-term functional transplantation tolerance in humans, increase the therapeutic benefit of bone marrow transplants, and reduce or eliminate the need for lifelong immunosuppressive therapy.

IMPORTANT INFORMATION

This announcement contains, in addition to historical information, forward-looking statements about the proposed third-party distribution arrangement that involve risks and uncertainties. Such statements reflect management's current views and are based on assumptions. Actual results could differ materially from those currently anticipated. For example, the ability to successfully negotiate, enter into and perform a definitive agreement relating to the distribution of Eligix's products in Europe will be affected by a number of important factors, including the ability of the parties to successfully complete due diligence and negotiate acceptable terms, general market conditions and the risk factors discussed in BioTransplant's filings with the Securities and

                                     -MORE-

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Exchange Commission, including the discussion set forth in the section titled
"Business - Factors Which May Affect Results" in BioTransplant's current Annual Report on Form 10-K.

Investors and stockholders are urged to read the proxy statement/prospectus relating to the BioTransplant/Eligix merger, filed with the Securities and Exchange Commission by BioTransplant (File No. 333-53386), because it contains important information. The proxy statement/prospectus has been sent to the stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the proxy statement/prospectus and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at http://www.sec.gov. BioTransplant stockholders may also obtain the proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard V. Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, Telephone (617) 241-5200. BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation are contained in BioTransplant's proxy statement/prospectus contained in its registration statement filed with the Commission with respect to the proposed merger.



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